

INVEST IN **SAME SAME BUT DIFFERENT MUSIC FESTIVAL**

Own a Piece of the Festival Magic

ssbdfest.com   San Diego, CA   ▶ f ◎ ♪

Highlights

(1) One of the Fastest-Growing Independent Festivals in the world.

(2) Community Loved! 30% year-over-year growth and over 40% attendee return rate.

(3) Owners get festival perks, tickets, owner's portal access, annual meetups, and creative votes.

4. Proven Track Record - 7 Years of Successful Events at Lake Perris and 25,542 attendees to date!

5. Built by Fans, For Fans. Over 50% of SSBD's growth is driven by word of mouth and community advocacy

6. Grown to $2.5M+ in annual revenue with no major outside capital or corporate interest.

7. Own a stake in the parent company of SSBD, unlocking opportunities across all future events

8. Named "Best Emerging Festival" in the world by USA Today in 2020.

Featured Investors

 **Michael Ault** in [Follow]

Michael Ault is a creative executive with deep roots in music, gaming, and experiential design. Over the past decade, he's directed audio and brand strategy for global names like Rocket League, Epic Games, and now Riot Games, where he serves as Director of Music Operations. Beyond gaming, Michael has helped shape the identity and voice of Same Same But Different as its long-time Marketing & Brand Director—building its campaigns, leading media strategy, and helping the festival find its unique rhythm in a crowded market. "Music defines moments—and SSBD is a living, breathing example of that. It's more than a festival. It's a creative movement." Michael's investment in SSBD isn't just financial—it's personal. He's helped grow the brand from a regional curiosity into a nationally recognized destination, and his belief in the power of storytelling, sound, and soul makes him a perfect ambassador for our next chapter.

"There's something truly special about SSBD — it's not just a music festival, it's a movement. I'm excited to help bring this vision to even more people."

 **Chris Racan**
Syndicate Lead [Follow]   Invested $5,000

beam.agency

"As someone who has built and advised some of the most ambitious live events across the globe, from KAABOO, Soundstorm, Wonderfront, Arcadia, to producing U.S. Presidential Inauguration, and many more, I've seen firsthand what it takes to build a festival that resonates with culture, community, and commercial viability. Same Same But Different has tapped into something rare: a fiercely loyal, growing fan base and a model that blends music, wellness, and immersive creativity into a multi-day destination experience. I believe this team has the right ingredients, timing, and authenticity to become one of the next breakout names in the festival world."

Our Team



Brad Sweet   CEO and Co-Founder

Brad Sweet is a lifelong musician and co-founder of Same Same But Different, a top independent festival. He led SSBD from a 400 person festival to become a multi-million dollar festival brand with year-round smaller events under Same Same Presents.



Peter Eichar   COO and Co-Founder

Peter Eichar is a multi-instrumentalist and co-founder of Same Same But Different. Peter's creative vision and attention to detail play a key role in shaping what makes this festival one-of-a-kind.



Michael Ault   Director Of Marketing

Michael Ault leads the charge on marketing for Same Same But Different. He brings a structured ethos, originally part of senior leadership at Epic Games and now Riot Games, he brings depth of knowledge and is a magnet for top creative talent.



Chris Racan   Festival Director / Producer

Chris Racan brings over 20 years of experience in event and company management having run some of the most prestigious events in the world including Kaaboo, Soundstorm and the 2025 presidential inauguration.



Hannah Choi   Volunteer Director

Hannah is responsible for managing, on-boarding and keeping excited our volunteer core of 250+ volunteers that help set up, maintain and strike Same Same But Different each year.



Kris Zarif Head Of Strategic Partnership and Revenue

Kris Zarif is in charge of maximizing all revenues generated by SSBD outside of ticket sales including bar, food and sponsorships. He is also a promoter and general manager of The Greek Theatre & Bill Graham Auditorium in San Francisco.

Own a Piece of the Festival Magic

Instead of just buying a ticket this year, get your ticket AND own the festival you love!

Same Same But Different isn't just a music festival, it's a weekend-long escape into a world of music, magic, and meaning on the beach at Lake Perris, California. For seven years, we've built a vibrant community of fans, artists, and creators who believe that festivals can be more than a party — they can be transformational.

Now, for the first time ever, **you can invest in the future of Same Same But Different.**

Whether you've camped with before, followed us online, or just believe in the power of human connection, this is your chance to **own a stake in something real -** a fast-growing, profitable boutique festival with a soul.

This isn't just a financial investment — it's a movement.

And we want you with us.





A Letter from the Founders

When we first created Same Same But Different back in 2017, we didn't set out to build just another music festival, we set out to build a *better* one. From the start, we knew there was something unique about what we were doing, but we struggled to put our finger on what that defining quality really was. It wasn't just the music or the setting (though Lake Perris is pretty magical), it was something deeper.

Over the years, we've come to understand that what we were building was a completely unique *ethos*. A way of doing things that started with our core team, then passed down to the rest of the staff and volunteers, and ultimately radiated out to every person who walked through our gates. The SSBD ethos is simple: **be silly, be playful, don't take things too seriously, but above all, be *fearlessly yourself.*** Our crew leads with a smile, helps without hesitation, and lifts each other up - and our community does the same. That spirit has become the soul of Same Same But Different, and it's the reason why this festival truly feels different.

From the beginning, we've always dreamed of finding a way to make this festival community-owned, to give our people not just a place to dance, but a real stake in its future. We believe festivals should be more than just three days of entertainment; they are a place you go to find yourself. They are a collaboration between attendees and artists. ***They should belong to the people who believe in them the most.***

That's why we're inviting our community to become part of the SSBD story in a whole new way. Not just as attendees, but as co-creators, co-owners, and collaborators in our future. By investing in SSBD, you're helping us to grow stronger, dream bigger, and continue building a space that uplifts everyone involved. You're not just supporting a festival, you're shaping what it becomes.

We try, in every decision, to do right by our community. This step, inviting you into ownership, felt like the most authentic and exciting way to do that. To ask for your help in lifting us higher, making us better, and ultimately giving back in a way that's never been done before.

We're beyond grateful for your support, your energy, and your belief in what we're building.

With lots of love,

Brad & Peter

Co-Founders, Same Same But Different



Most Festivals Now Are Pressured Into Selling Out

We've all seen it — the bigger a festival gets, the more it loses what made it special.

1. **The beginning phase.** 1,000 - 10,000 attendees. The beginning years of a festival's life. The culture is amazing, the acts are the right size, the community is the #1 priority.

2. **The growth phase.** 10,000 - 25,000 attendees. This is when attendee growth becomes the #1 priority. The acts become more mainstream, new attendees move in, the festival's culture begins to fade.

3. **The "purchased by [LARGE COMPANY] phase".** 25,000 - 100,000+ attendees. This is when profit becomes the priority and the culture, community and the soul of the festival is almost unrecognizable from its early roots.

Image below not Same Same But Different



Our Simple Fix

We're building a profitable festival — and keeping it **intimate on purpose.** Our cap of 7,500 attendees ensures we protect the SSBD magic.

And now, we're inviting you to be part of it...as an owner.

Your investment through Wefunder helps us:

- Stay independent and aligned with our values.

- Improve the experience every year.

- Expand our brand through new events.

You're not just supporting a festival, you're joining a passionate inner circle that will shape the future of immersive, independent events.



Profitability Without Selling Out

Yes, we don't have to be massive to make sense. Our projections show that even at under 7,500 tickets sold we still make a net profit of about $2,400,000 per year on the festival alone.

We also produce other small immersive events (500-1000 attendees) throughout the year as well with lots more to come.

Our model scales creatively, not corporately.

We are still finalizing our official numbers, but the 2025 festival looks to be profitable already.

Future projections are not guaranteed.





Festival Perks - Exclusive To Investors

At Same Same But Different, we believe our investors should feel like more than VIPs - Our investors should feel like owners, because you are.

That's why every investment level unlocks exclusive perks designed to bring you closer to the community, the magic, and the future of SSBD.

Besides ownership in an amazing company, you'll also get festival perks as an official owner:



$250
INVESTMENT

Access to online investor advisory community updates and virtual meetings.
Certificate of SSBD Community Ownership



$500



$500
INVESTMENT

All perks from $250 level.
Invitation to the annual investor in person meet-up and all semi-annual web conferences.

$1000
INVESTMENT

All perks from $500 level.
+ 2026 GA Pass Included
+ EXCLUSIVE SSBD "FOUNDER" Jersey

$2,500
INVESTMENT

All perks from $500 level.
+ 2026 VIP Pass Included
+ Personalized backstage tour
+Access to Sunday dinner with founders and select artists.

$5,000
INVESTMENT

All perks from $2, 500 level.
2026 Limitless Upgrade included.

$10,000
INVESTMENT

All perks from $5,000 level.
+ You get a SSBD Pass For Life (VIP Level)

$25,000
INVESTMENT

Business Highlights



- 17% Year-over-Year Attendee Growth (Oct '23 to Oct '24): Consistent annual attendance and revenue growth.

- 40%+ Pre-Sale Retention: Demonstrating strong community loyalty.

- $2M+ Annual Revenue: Achieved through strategic ticketing, brand partnerships and food & beverage revenue.

- 50,000+ Subscribers and Growing: A dedicated and engaged fanbase.

Forward-looking projections are not guaranteed.

Future Revenue Projections

2026

Projected Net Profit - $417,543

Projected Paid Attendees - 5097

2027

Projected Net Profit - $704,157

Projected Paid Attendees - 5607

2028

Projected Net Profit - $1,4042,674

Projected Paid Attendees - 6168

Forward-looking projections are not guaranteed.

How will I get paid back?

Investing in SSBD shouldn't be a handout, we want this to earn you money. And hopefully, it earns good money! There are multiple scenarios in which you could be paid back.

- Profitable Operations - As the business operations are more and more profitable, we will pay out dividend distributions. At our projected profitability, this could be in just a few years. *We are finalizing the books for 2025, but it appears the festival currently is profitable.*

- Resale of your ownership stake later - secondary markets may open up to re-sell your ownership either through WeFunder or elsewhere. As our company is worth more you could sell your ownership for more. WeFunder secondary markets are not guaranteed at this point and are only a Roadmap potential.

- Acquisition or merger - Although our goal is to remain completely independent, we can't ignore the possibility of a larger company purchasing either a part or all of Same Same But Different. With the right potential partner, and for the right reasons, this could be something management would pursue.

Forward-looking projections are not guaranteed.

Why now?

Why now?

We've always wanted the community to become owners of the festival. But first, we needed to prove we're real. We needed to show that people craved an human-experience like SSBD, we needed let the festival grow organically and we needed to prove we could be profitable.

Coming off such a great year financially seems like the perfect time to bring in the community and put together the funding we need to build this for the long-haul.

Why you?

Because you've already helped us build this, now help us take it further.

Investing in SSBD means joining a creative, community-first movement that values authenticity, connection, and purpose.

Let's build the future of independent festivals — **together.**



Watch The Documentary?

Haven't been and want to know what we're about? Check out the documentary that was made about us to get a better idea of who we are!

Where We Belong - Inside The Magic Of SSBD

